

Mail Stop 3720

January 31, 2017

Christopher Miglino
Chief Executive Officer
Social Reality, Inc.
456 Seaton Street
Los Angeles, California 90013

       Re: Social Reality, Inc.
              Registration Statement on Form S-3
              Filed January 27, 2017
              File No. 333-215791

Dear Mr. Miglino:

       This is to advise you that we have not reviewed, and will not review, your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

                    Sincerely,

                    /s/ Celeste M. Murphy for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 - Telecommunications

cc: Brian Pearlman, Esq.